Exhibit 20

NEWS

Contact:
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Media:
Todd Nissen
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tnissen@ford.com

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abork@ford.com

Shareholder Inquiries:
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IMMEDIATE RELEASE
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FORD REPORTS LOSSES FOR FULL-YEAR AND FOURTH QUARTER 2001

        o Fourth quarter operating loss was 48 cents per share.
        o Fourth quarter operating profits improve in Europe.
        o Net cash increases $800 million, to $3.9 billion.

DEARBORN, Mich., Jan. 17 - Ford Motor Company [NYSE: F] today reported a net loss of $5.45 billion, or $3.02 per share, for full-year 2001. Excluding previously announced unusual charges and other items, Ford lost $782 million, or 44 cents per share.

The full-year results compare to net income of $3.47 billion or $2.30 per diluted share in 2000. Operating earnings before unusual items for full-year 2000 were $6.67 billion or $3.26 per share.

Revenues for 2001 were $162.4 billion, down 5 percent from $170.1 billion a year ago. Vehicle unit sales were 6,991,000, a 6 percent decline from 7,424,000.

"This was a challenging, difficult year for the Ford Motor Company and our financial performance was unacceptable," said Chairman and CEO Bill Ford. "As outlined in our revitalization plan, we are committed to regaining our momentum and getting back on track. The difficult actions we announced last week will focus us on designing, building and selling the industry's best cars and trucks
- and restoring the company's profitability. "

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                                      -2-

Ford's 2001 full-year loss before unusual items primarily reflects lower volume in North America, significantly higher marketing and product costs, customer satisfaction initiatives, as well as increased credit losses at Ford Credit.

However, Ford scored numerous product successes in 2001. Ford was the best-selling brand of cars and trucks in the U.S. for the 15th year in a row, capturing five of the top 10 best-selling vehicles. The Ford F-Series was the top-selling truck for the 25th year in a row. The Ford Explorer was the industry's best-selling SUV in the U.S. for the 11th year in a row. In addition, Jaguar and Volvo set all-time sales records in 2001 - as well as set new U.S. sales records for the third year in a row.

In 2002, Ford will launch several new important products including the Ford Expedition, Lincoln Navigator, Lincoln Aviator, Volvo XC90 and Land Rover Range Rover.

FOURTH QUARTER
Ford reported a loss of $5.07 billion, or $2.81 per share, for the 2001 fourth quarter. Excluding previously announced unusual charges of $4.1 billion and an additional $102 million non-cash charge for the accounting standard on hedging and derivatives, fourth quarter operating loss was $860 million, or 48 cents per share.

Ford earned $1.08 billion, or 57 cents per share, in the fourth quarter of 2000. Operating earnings from the fourth quarter of 2000 were $1.21 billion, or 64 cents per share.

Total revenues in the 2001 fourth quarter were $41.15 billion, a 3 percent decline from $42.59 billion a year ago. Worldwide vehicle unit sales in the 2001 fourth quarter were 1,808,000, down 2 percent from 1,840,000.

The following operating results exclude unusual items in both years.

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                                      -3-

AUTOMOTIVE OPERATIONS
Worldwide automotive operations lost $1.96 billion in 2001, compared to a profit of $4.88 billion a year ago. Worldwide automotive revenues were $131.53 billion, a decline of 7 percent from $141.23 billion a year ago.

In the fourth quarter, worldwide automotive operations lost $803 million on revenues of $33.77 billion. That compares to a profit of $762 million on revenues of $35.11 billion in the fourth quarter of 2000.

Automotive gross cash at Dec. 31, 2001 totaled $17.7 billion, including $2.6 billion of pre-funding employee benefit expenses through a Voluntary Employee Beneficiary Association (VEBA) trust. Cash exceeded debt by $3.9 billion at year-end, $800 million better than at Sept. 30.

North America: The 2001 full-year loss in North America was $2.15 billion on revenues of $90.95 billion. Earnings in 2000 were $5.03 billion on revenues of $103.87 billion.

Fourth-quarter 2001 results were a loss of $916 million, compared to a profit of $740 million a year ago. Revenue declined to $23.26 billion from $25.59 billion. The decline was primarily a result of the intense competitive environment in the U.S., which led to lower unit sales volume and higher marketing costs. Marketing costs in the U.S. as a percent of revenue in the fourth quarter were 16.7 percent of revenues, up 6 points from a year ago.

As a result of the financial losses in 2001, there will be no profit-sharing for U.S. hourly employees. Bonus payments for salaried workers for 2001 were also eliminated, along with other compensation benefits.

Europe: Ford earned a full-year 2001 profit of $266 million in Europe, reversing a loss of $35 million a year ago. Revenues were $31.93 billion, 11 percent higher than $28.67 billion a year ago.

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                                      -4-

Fourth-quarter 2001 results from Europe were a profit of $61 million on revenues of $8.46 billion. That compares to a profit of $33 million on revenues of $7.33 billion in the fourth quarter of 2000. Strong new Ford brand products, including the Mondeo and Transit, and cost reductions led to the improved 2001 results.

South America: Ford operations in South America lost $225 million in full-year 2001, an improvement from a loss of $240 million a year ago. Revenue was $2.23 billion, down from $2.54 billion in 2000.

Fourth-quarter 2001 losses were $46 million, on revenues of $466 million. The 2000 fourth quarter was a loss of $31 million on revenues of $642 million. Continuing weak economic conditions in Brazil and Argentina contributed to the lower results.

Rest-of-world: Operations from the rest of the world reported a full-year 2001 profit of $156 million on revenues of $6.42 billion. That compares to income of $125 million on revenues of $6.16 billion in 2000.

In the fourth quarter of 2001, profits were $98 million, up from $20 million a year ago. Revenues were $1.59 billion, an increase from $1.54 billion in 2000.

FORD CREDIT
Ford Credit earned $1.20 billion in 2001 excluding unusual items, down 22 percent from $1.54 billion in 2000. In the fourth quarter, Ford Credit reported a profit of $6 million before charges, compared to $410 million a year ago. The reduction was more than accounted for by a higher provision for credit losses.

HERTZ
Hertz reported full-year 2001 earnings of $23 million, down from $358 million in 2000. Hertz lost $58 million in the fourth quarter, compared to earnings of $56 million in the fourth quarter of 2000. The decline is attributable to a slowing U.S. economy which affected U.S. travel and car rentals, as well as a more competitive pricing environment for all Hertz business units.

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                                      -4-

OUTLOOK
"Although the U.S. economy continues to be uncertain, we estimate total vehicle demand will be about 15.5 million units," said Nick Scheele, Ford president and chief operating officer. "Our North American production forecast calls for making 1,050,000 cars and trucks in the first quarter. This is down three percent from 1,078,000 in the 2001 first period.

"For Ford Motor Company, 2002 will be a year of transition as we concentrate on implementing our revitalization plan," Scheele said.

Investors can hear a review of fourth quarter and full-year 2001 results by Martin Inglis, chief financial officer, on the Internet at www.streetevents.com. The presentation will start at 9 a.m. EST, Jan. 17.

Ford Motor Company is the world's second largest automaker, selling vehicles in 200 markets and with approximately 345,000 employees on six continents. Its automotive brands include Aston Martin, Ford, Jaguar, Land Rover, Lincoln, Mazda, Mercury and Volvo. Its automotive-related services include Ford Credit, Hertz and Quality Care.

                                       ###
Statements included herein may constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: greater price competition in the U.S. and Europe resulting from currency fluctuations, industry overcapacity or other factors; a significant decline in industry sales, particularly in the U.S. or Europe, resulting from slowing economic growth; lower-than-anticipated market acceptance of new or existing products; currency or commodity price fluctuations; economic difficulties in South America or Asia; higher fuel prices; a market shift from truck sales in the U.S.; lower-than-anticipated residual values for leased vehicles; a credit rating downgrade; labor or other constraints on our ability to restructure our business; increased safety or emissions regulation resulting in higher costs and/or sales restrictions; work stoppages at key Ford or supplier facilities; the discovery of defects in vehicles resulting in recall campaigns, increased warranty costs or litigation; an inability to implement the revitalization program.